UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO.)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [x]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-l(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [ ]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

UFJ Central Leasing Co., Ltd
(Name of Subject Company)

UFJ Central Leasing Co., Ltd
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Diamond Lease Company Limited
(Name of Person(s) Furnishing Form)

Common shares
(Title of Class of Subject Securities)

Not applicable
(CUSIP Number of Class of Securities (if applicable))

Corporate Planning Department / Shin Tokyo Building 3-1,
Marunouchi 3-chome ,Chiyoda-ku, Tokyo 100-8462, Japan / +81-3-3287-6461
(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

February 5, 2007
(Date Tender Offer/Rights Offering Commenced)

PART I
INFORMATION SENT TO SECURITY HOLDERS

Item 1 **Home Jurisdiction Documents**

See the Convocation Notice of the Extraordinary General Meeting of Shareholders dated February 5, 2007 attached as Exhibit A.

Item 2 **Informational Legends**

See cover page of the Convocation Notice of the Extraordinary General Meeting of Shareholders dated February 5, 2007.

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

See the press releases attached as Exhibit B.

PART III
CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X is being filed by Diamond Lease Company Limited concurrently with this Form CB.

PART IV
SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DIAMOND LEASE COMPANY LIMITED

Dated: February 5, 2007

Name: **Naotaka Obata**
Title: **President & CEO**

EXHIBIT A

NOTICE TO U.S. SHAREHOLDERS: This business combination is made for the securities of a non-U.S. company. The offer is subject to disclosure requirements of Japan that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with non-U.S. accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located outside the United States, and some or all of its officers and directors may be residents of a non-U.S. jurisdiction. You may not be able to sue a non-U.S. company or its officers or directors in a court outside the United States for violations of the U.S. securities laws. It may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

English Translation

February 5, 2007

To Our Shareholders:

24-15, Sakae 1-chome, Naka-ku, Nagoya-shi
UFJ Central Leasing Co., Ltd.
Kazuyoshi Tanaka, President and Chief Executive Officer

CONVOCATION NOTICE OF EXTRAORDINARY MEETING OF SHAREHOLDERS

We are hereby pleased to inform you that the Extraordinary Meeting of Shareholders (the "Meeting") of UFJ Central Leasing Co., Ltd. (the "Company") will be held as set forth below and to hereby request your attendance.

If you do not attend the Meeting, you can exercise your voting rights in written form. We cordially request that you examine the Shareholders' Meeting Reference Materials set out below and indicate on the enclosed Voting Instruction Form whether you agree or disagree with the proposal. Please send the Voting Instruction Form back so that it reaches the Company by 5:30 p.m. of Monday, February 19, 2007.

1. Date: Tuesday, February 20, 2007, 10:00 a.m.

2. Place: Conference Room, 8th Floor
   Head office of the Company
   24-15, Sakae 1-chome, Naka-ku, Nagoya-shi

3. Purposes of the Meeting of Shareholders:

   Matters to be resolved

   Item No. 1: Approval of the merger agreement between the Company and Diamond Lease Company Limited

   Item No. 2: Distribution of surplus funds

   Item No. 3: Provision of retirement allowance to retiring corporate auditors

---

* When you attend the Meeting, please submit the enclosed "Voting Instruction Form" at the reception desk.

* If you do not attend the Meeting, you may exercise your voting rights by a proxy who is a shareholder of the Company holding voting rights. In this case, please note that it is necessary to submit a document certifying the rights of the proxy.

* If the necessity arises to change the Shareholders' Meeting Reference Materials, we will post the changed matters on our Internet website.

  Our Internet website address: http://www.ufjcl.co.jp/

Shareholders' Meeting Reference Materials

Item No. 1: Approval of the merger agreement between the Company and Diamond Lease Company Limited

1. Reasons for the merger

Currently, the lease industry is facing a number of significant changes, including discussions on modifications to the accounting system, increases in the money market rate, and an intensification of competition with various types of financial institutions. Yet, in addition to the need to accommodate these changes underway in the market, there is also a need to respond appropriately to the increasingly varied and sophisticated requirements of companies faced with the challenges of broad and quickly-progressing globalization. In the business loan field in Japan, which has seen increasing convergence between finance and commercial distribution, it is essential to secure an appropriate degree of scale, while maintaining the flexibility and mobility that enables both a spirit of innovation and the ability to develop products and services in advance of other companies in the industry.

Under such business conditions, the Company and Diamond Lease Company Limited ("Diamond Lease") came to a common acknowledgment that the merger of the two companies will ultimately achieve an expansion and enhancement of our competitive power, in turn maximizing shareholder value. This will be accomplished through the integration of marketing infrastructures, expertise and products, and the further development of our business infrastructure by providing diverse services to a broader range of customers. To this end, we agreed to conduct the merger with the spirit of both companies entering on an equal basis under the following merger agreement (the "Merger") whose effective date is April 1, 2007.

The new company that will come into existence due to the Merger will have various unique group companies under its umbrella. As a general finance company proactively diversifying in business areas such as finance business in addition to lease-related services, the new company will aim for dynamic growth by utilizing a broad customer base while maintaining an open management with a generous corporate culture as well as awareness of the market as a listed leasing company; and through further promotion of proactive collaboration with a broad range of players in the financial and non-financial fields.

2. Summary of substance of the merger agreement

Merger Agreement

This Merger Agreement (this "Agreement") is made and entered into by and between UFJ Central Leasing Co., Ltd. ("UFJCL") and Diamond Lease Company Limited. ("DL") as of January 19, 2007, in connection with their agreement to enter a merger with mutual respect and equality.

Article 1 (Manner of the Merger)

UFJCL and DL shall conduct a merger as set forth in Article 749 of the Company Law (the "Merger"), through which DL shall survive and UFJCL shall be dissolved.

Article 2 (Trade Names and Addresses of Involved Companies)

1. The trade names and addresses of the companies conducting the Merger are as follows:

    (1) Surviving Company Trade Name: Diamond Lease Company Limited.

Address: 3-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo

(2) Dissolved Company Trade Name: UFJ Central Leasing Co., Ltd.
Address: 24-15, Sakae 1-chome, Naka-ku, Nagoya, Aichi

2. At the extraordinary meeting of shareholders of DL as set forth in Article 7 hereof, DL shall seek a resolution approving the amendment to the Articles of Incorporation of DL to the effect that DL's trade name after the Merger shall be changed to "Mitsubishi UFJ Lease & Finance Company Limited."

Article 3 (Shares to be Delivered upon the Merger and Allotment thereof)

1. Upon the Merger, DL shall deliver to the shareholders (excluding UFJCL, the "Allotted Shareholders") entered or recorded in UFJCL's latest shareholder register or beneficial shareholder register as of the day immediately preceding the Effective Date (as defined in Article 6 hereof; hereinafter the same) DL's ordinary shares in the number of total UFJCL's shares owned by the Allotted Shareholders multiplied by one, in exchange for UFJCL's shares owned by the Allotted Shareholders.

2. Upon the Merger, DL shall allot to the Allotted Shareholders one DL's ordinary share per one UFJCL's ordinary share owned by the Allotted Shareholders.

Article 4 (Stated Capital and Reserves, etc. to be Increased)

The amounts of the stated capital, reserve, etc. which are to be increased by DL upon the Merger shall be as follows; provided, however, such amounts may be changed through mutual consultation and agreement between UFJCL and DL in light of UFJCL and DL's asset conditions, etc. on the date immediately preceding the Effective Date.

(1) Stated capital:
0 yen.

(2) Capital reserve:
0 yen.

(3) Retained earnings reserve:
0 yen.

(4) Other capital surplus: the amount of change in capital paid in by shareholders.

(5) Other earned surplus funds:
0 yen.

Article 5 (Maximum Amount of Distribution of Surplus)

1. Upon approval of the extraordinary meeting of shareholders of UFJCL as set forth in Article 7 hereof, UFJCL may distribute surplus to each shareholder and registered share pledgee (the "Payees") entered or recorded in UFJCL's latest shareholder register or beneficial shareholder register as of the last day of March 2007, to the extent of 20 yen per share, in lieu of profit distribution in March 2007; provided, however, the amount of such distribution may be changed

through mutual consultation and agreement between UFJCL and DL.

2. If any surplus is distributed to the Payees pursuant to the preceding paragraph, DL shall succeed to the obligation to pay such distribution on the Effective Date and DL shall pay such distribution to the Payees.

Article 6 (Effective Date)

The effective date of the Merger (the "Effective Date") shall be April 1, 2007. However, the Effective Date may be changed, due to any necessity for the merger procedure or other grounds, through mutual consultation and agreement between UFJCL and DL.

Article 7 (Meeting of Shareholders Approving the Merger)

UFJCL and DL shall convene their respective extraordinary meeting of shareholders on February 20, 2007, at which a resolution approving this Agreement and resolutions concerning the other matters necessary for the Merger are to be sought; provided, however, such date may be changed, due to any necessity for the merger procedure or other grounds, through mutual consultation and agreement between UFJCL and DL.

Article 8 (Succession to Employees)

DL shall succeed to all of UFJCL's employees as DL's employees on the Effective Date.

Article 9 (Succession to Company Assets)

DL shall succeed to all of UFJCL's assets and liabilities and the rights and obligations incidental thereto on the Effective Date.

Article 10 (Administration, etc., of Company Assets)

During the period from the execution of this Agreement to the Effective Date, UFJCL and DL shall manage their respective business and administer and operate their respective assets, with the diligence of a good custodian, and any act that might materially affect the Merger shall be subject to the mutual consultation and agreement between UFJCL and DL.

Article 11 (Names of Officers to Take Office upon the Merger)

The following persons shall become directors or corporate auditors of DL upon the Merger and DL shall refer such selection to the extraordinary meeting of shareholders of DL as set forth in Article 7 hereof and obtain approval thereof; provided, however, that the date of assumption of office shall be the Effective Date:

(1) Directors:
Kazuyoshi Tanaka, Masato Nanahara, Tetsuo Komori, Yoshio Hirata, Sadao Akiyama, Riro Yoshida, Tadashi Ishikawa, Takami Matsubayashi

(2) Corporate auditors:
Kuniaki Takahashi, Masatsugu Shirakura, Tatsunori Imagawa, Shoji Tokumitsu, Tetsuo Hachiro

Article 12 (Retirement Allowance for Officers)

1. With respect to the retirement allowance for each director of UFJCL who is not to become a director of DL on the Effective Date, if approval for the payment of the retirement allowance in the amount calculated in accordance with the prescribed basis of UFJCL's internal regulations on retirement allowance for officers (the "Basis") is obtained at the extraordinary meeting of shareholders of UFJCL as set forth in Article 7 hereof, DL succeeds to the payment obligations of the retirement allowance in the amount calculated by UFJCL in accordance with the existing Basis, and shall pay the retirement allowance for the directors on or immediately after the Effective Date.

2. With respect to the retirement allowance for each corporate auditor of UFJCL who is not to become a corporate auditor of DL on the Effective Date, if approval for the payment of the retirement allowance in the amount calculated in accordance with Basis is obtained at the extraordinary meeting of shareholders of UFJCL as set forth in Article 7 hereof, DL succeeds to the payment obligations of the retirement allowance in the amount calculated by UFJCL in accordance with the existing Basis, and shall pay the retirement allowance for the corporate auditor on or immediately after the Effective Date.

3. With respect to the computation of the retirement allowance in the case that a director of UFJCL who becomes a director of DL upon the Merger resigns in the future, DL shall seek a resolution approving the payment of the retirement allowance, obtained by adding the amount calculated for the tenure of such director at UFJCL in accordance with the existing Basis, and the amount for the tenure of such director at DL in accordance with the prescribed basis of retirement allowance of DL, at the general meeting of shareholders of DL.

4. With respect to the computation of the retirement allowance in the case that a corporate auditor of UFJCL who becomes a corporate auditor of DL upon the Merger resigns in the future, DL shall seek a resolution approving the payment of the retirement allowance, obtained by adding the amount calculated for the tenure of such corporate auditor at UFJCL in accordance with the existing Basis, and the amount for the tenure of such corporate auditor at DL in accordance with the prescribed basis of retirement allowance of DL, at the general meeting of shareholders of DL.

Article 13 (Amendment to Merger Terms; Termination of Merger Agreement)

The merger terms may be amended or this Agreement may be terminated through mutual consultation and agreement between UFJCL and DL, if a material change occurs in the conditions of UFJCL's or DL's assets or management due to a natural disaster or any other event, or a significantly material defect is found in such conditions by the day immediately preceding the Effective Date.

Article 14 (Measures in Case of Disapproval)

1. If approval for this Agreement is not obtained at the extraordinary meeting of shareholders of UFJCL or DL as set forth in Article 7 hereof before the Effective Date, this Agreement shall become invalid. UFJCL and DL shall conduct mutual consultation to formulate a response to the invalidation of this Agreement under this article in good faith.

2. If approval for this Agreement is not obtained from any regulatory authority stipulated by laws or regulations before the Effective Date, UFJCL and DL shall conduct mutual consultation to formulate a response thereto in good faith.

Article 15 (Matters for Consultation)

Any and all matters required with respect to the Merger, other than those stipulated in this Agreement, shall be determined through mutual consultation between UFJCL and DL in light of the intentions of this Agreement.

IN WITNESS WHEREOF, UFJCL and DL have executed this Agreement in duplicate by affixing their respective names and seal impressions and shall each keep one executed copy of this Agreement.

January 19, 2007

UFJCL: 24-15, Sakae 1-chome, Naka-ku, Nagoya, Aichi
UFJ Central Leasing Co., Ltd.
Kazuyoshi Tanaka, President and Chief Executive Officer

DL: 3-1, Marunouchi 3-chome,
Chiyoda-ku, Tokyo
Diamond Lease Company Limited.
Naotaka Obata, President and CEO

3. Summary of substance of the matters listed under each item of Article 182 (excluding items 2, 3(a), 7 and 8) of the Enforcement Regulation of the Company Law on the day of determination of the matters listed under Article 298, paragraph 1 of the Company Law

(1) Matters regarding appropriateness of the provision on matters listed under Article 749, paragraph 1, items 2 and 3 of the Company Law (Article 182, item 1 of the Enforcement Regulation of the Company Law)

(i) Matters regarding the appropriateness of the provision on matters regarding the method used to calculate the number of shares which Diamond Lease will deliver to the shareholders of the Company and the allotment thereof (matters listed under Article 749, paragraph 1, items 2(a) and 3 of the Company Law)

Pursuant to an agreement with the Company, Diamond Lease will deliver to the shareholders (excluding the Company, the "Allotted Shareholders") entered or recorded in the latest shareholder register or beneficial shareholder register of the Company as of the day immediately preceding the effective date of the Merger ordinary shares of Diamond Lease in the number of total shares of the Company owned by the Allotted Shareholders multiplied by one, in exchange for the Company shares owned by the Allotted Shareholders and will allot to the Allotted Shareholders one ordinary share of Diamond Lease per one ordinary share of the Company owned by the Allotted Shareholders(the "Merger Ratio") upon the Merger.

Upon the computation of the Merger Ratio, the Company and Diamond Lease independently entrusted such computation to a third party institution (the Company: GMD Corporate Finance Limited, Diamond Lease: Mitsubishi UFJ Securities Co., Ltd.) in order to ensure fairness and appropriateness.

GMD Corporate Finance Limited analyzed the index value of shareholder value per share (which become the basis of computation of the Merger Ratio) of the Company and Diamond

Lease, respectively, employing the market price method and capitalization method, and comprehensively took the result into consideration in computing the Merger Ratio.

Mitsubishi UFJ Securities Co., Ltd. performed evaluation of the Company and Diamond Lease, respectively, employing the market price method and capitalization method, and comprehensively took the result into consideration in computing the Merger Ratio.

The Company and Diamond Lease determined that the substance of the computation of the Merger Ratio by the third party institutions is fair and appropriate in terms of the methods and the results of the computations, and determined the Merger Ratio through mutual discussion in light of the computation results of each company. The Company therefore deems that the above Merger Ratio is appropriate.

The Company also received an opinion of Credit Suisse Securities (Japan) Limited that the above Merger Ratio is appropriate from a financial aspect.

(ii) Matters regarding appropriateness of the provision on matters regarding the amount of the stated capital and reserves of Diamond Lease (matters listed under Article 749, paragraph 1, item 2(a) of the Company Law regarding stated capital and reserves)

Matters regarding the amount of increase in the stated capital, capital reserve, retained earnings reserve, other capital surplus funds and other earned surplus funds of Diamond Lease due to the Merger are as follows:

(a) Stated capital

0 yen

(b) Capital reserve

0 yen

(c) Retained earnings reserve

0 yen

(d) Other capital surplus the amount of change in capital paid in by shareholders

(e) Other earned surplus funds

0 yen

The Company and Diamond Lease determine, in order to make in practice an expeditious and flexible capital scheme, which it is appropriate to set the amount of increase in the stated capital, capital reserve, retained earnings reserve, other capital surplus funds and other earned surplus funds of Diamond Lease due to the Merger as set forth above.

(2) Matters regarding appropriateness of the provisions on items listed under Article 749, paragraph 1, items 4 and 5 of the Company Law (Article 182, item 4 of Enforcement Regulation of the Company Law).

No relevant matters to be indicated.

(3) Contents of Diamond Lease's financial statements, etc. for the latest fiscal year (Article 182, item 5(a) of Enforcement Regulation of the Company Law).

As indicated in the enclosed Exhibit.

(4) Contents of Diamond Lease's extraordinary financial statements setting a date after the last day of the latest fiscal year as an extraordinary accounting date (Article 182, item 5(b) of Enforcement Regulation of the Company Law).

No relevant matters to be indicated.

(5) Diamond Lease's disposition of material assets, material liabilities to be borne and other matters which will affect the status of the company assets, arising after the last day of the latest fiscal year (Article 182, item 5(c) of Enforcement Regulation of the Company Law).

(i) Acquisition of shares of Kyocera Leasing Co., Ltd. ("Kyocera Leasing")

Diamond Lease and Kyocera Corporation executed a stock purchase agreement as of July 27, 2006, whereby Diamond Lease acquired all the shares of Kyocera Leasing held by Kyocera Corporation, and Kyocera Leasing became a wholly owned subsidiary of Diamond Lease on August 1, 2006. In addition, Kyocera Leasing changed its trade name to DIAMOND ASSET FINANCE COMPANY LIMITED as of October 1, 2006.

(ii) Basic Agreement concerning Automotive Finance Operations among three groups: Mitsubishi Corporation, Mitsubishi Motors Corporation and Diamond Lease.

Mitsubishi Corporation ("MC"), Mitsubishi Motors Corporation ("MMC") and Diamond Lease reached a basic agreement concerning the strategic reorganization of Mitsubishi Auto Credit-Lease Corporation ("MCL") and Diamond Auto Lease Co., Ltd. ("DAL") on March 17, 2006 in order to expand automotive finance operations and strengthen competitiveness, and will implement the business reorganization in accordance with the basic agreement dated March 17, 2006 and the definitive relevant agreements to be entered into by MC, MMC and Diamond Lease based on the basic agreement above.

(Details of Business Reorganization)

(1) Through the demerger agreement executed between MCL and MMC ·DL FINANCE CORPORATION (whose trade name was changed to MMC DIAMOND FINANCE CORPORATION ("MDF") on January 1, 2007), MCL was divided into a finance business organization (MDF; the succeeding company) which includes MMC-related automotive credit and rental car operations, and an automotive lease and maintenance business organization (MCL; the demerging company). (MCL changed its trade name to Mitsubishi Auto Leaseasing Corporation ("MAL") as of January 1, 2007.)

(2) Through (a) the share transfer agreement between MC and Diamond Lease and (b) the share transfer agreement among MAL, MMC and Diamond Lease, both scheduled to be executed in February 2007, MC and MAL will transfer the shares of MDF held by MC and MAL to MMC and Diamond Lease in February 2007 (scheduled). Accordingly, MDF will operate as a strategic joint venture between MMC and Diamond Lease, focusing on finance operations mainly regarding MMC.

(3) Through (a) the share transfer agreement to be executed in February 2007 (scheduled) between MMC, MC and Diamond Lease and (b) the agreement on joint share transfer (*Kyodo-Kabushiki-Iten*) to be executed in February 2007 (scheduled) between MAL and DAL, MMC will transfer its share in MAL to MC and Diamond Lease in February 2007 (scheduled), and by way of joint share transfer (*Kyodo-Kabushiki-Iten*), Mitsubishi Auto Leasing Holdings Corporation will be newly established in March 2007 (scheduled) as a holding company which holds MAL and DAL, both of which will conduct an automotive lease and maintenance business under its umbrella.

(6) Disposition of material assets, material liabilities to be borne and other matters which will affect the circumstances of the company assets, arising after the last day of the latest fiscal year of the company (Article 182, item 6 of Enforcement Regulation of the Company Law).

No relevant matters to be indicated.

Item No. 2: Distribution of surplus funds

If Item No. 1 of this Meeting is approved without any change to the original proposal, we intend to make distribution equivalent to the year-end distribution in order to reward the shareholders for their continuous support. We will make such distribution to our shareholders or registered share pledgees entered in or recorded on the Company's shareholder register (including beneficial shareholders entered in or recorded on the beneficial shareholder register) as of March 31, 2007, as follows.

This proposal, however, is subject to the absorption-type merger (which is asked to be approved in Item No. 1) taking effect before the effective date of the distribution of surplus funds indicated in item (3) below, as well as the existence of distributable funds in the amount equivalent to the aggregate distribution amount of such surplus funds as of the effective date of distribution of surplus funds indicated in item (3) below.

These distributions will be paid by Diamond Lease, the surviving company of the merger, on June 8, 2007.

(1) Type of assets to be distributed: Pecuniary

(2) Distribution amount and aggregate amount thereof

Distribution amount:	20 yen per ordinary share of the Company (thereby making annual distribution amount 40 yen per share)
Aggregate amount:	the amount obtained by multiplying the distribution amount per share by the number of issued shares of the Company as of March 31, 2007 (excluding treasury shares), with the maximum amount at 466,904,000 yen

(3) Effective date of distribution of surplus funds Friday, June 8, 2007

Item No. 3: Provision of retirement allowance to retiring corporate auditors

If Item No. 1 of this Meeting is approved without any change to the original proposal, all 6 directors (including 5 directors and 1 outside director) and all 4 corporate auditors will retire from office pursuant to the dissolution of the Company due to the merger.

We intend to award retirement allowances to Messrs. Kazuyoshi Tateiwa and Tomio Tanaka, a total of 2 corporate auditors pursuant to the fixed standard designated by the Company and within the scope of reasonable amount, in order to reward them for their service during their terms.

We ask that you entrust the determination of the specific amount and the timing and method of awarding to deliberation by the corporate auditors regarding the retiring corporate auditors.

Notwithstanding the above, with respect to the provision of the retirement allowance to the directors or corporate auditors who are planned to assume office as directors and corporate auditors of Diamond Lease after the merger, we will ask about the provision at the general meeting of shareholders of Diamond Lease when such directors and corporate auditors retire from office at Diamond Lease.

The brief personal histories of the retiring corporate auditors are as follows:

Name	Brief personal history
Kazuyoshi Tateiwa	June 2005 Standing Corporate Auditor of the Company (present post)
Tomio Tanaka	June 2003 Corporate Auditor of the Company (present post)

Shareholders' Meeting Reference Materials

Item No.1: Approval of the merger agreement between the Company and Diamond Lease Company Limited

3. Summary of the substance of the matters listed under each item of Article 182 (excluding items 2, 3(a), 7 and 8) of the Enforcement Regulation of the Company Law on the day of determination of the matters listed under Article 298, paragraph 1 of the Company Law

(3) Contents of Diamond Lease's financial statements, etc. for the latest fiscal year (Article 182, item 5(a) of Enforcement Regulation of the Company Law) are as follows:

Business Report

(From April 1, 2005 to March 31, 2006)

1. Outline of Group Business

(1) Group business developments and achievements

During this consolidated fiscal year, which was the first of the three-year Medium-term Business Plan initiated in April 2005, the Group was steadily taking various measures for the plan and attempted to reach the management targets ahead of schedule.

As a result of having promoted its proposal-based sales in order to respond to customers' comprehensive financial needs, the Group earned a total contract amount (principal amount) from the Company and its major domestic consolidated subsidiaries of 816.4 billion yen, up 8.1% from the preceding consolidated fiscal year, repeating its record setting trend from the previous year.

Breaking down results by type of contract, the lease segment earned 346.8 billion yen, down 1.2% from the preceding consolidated fiscal year (partly due to effect of comparison with the high earnings achieved through the execution of large contracts in the preceding fiscal year), the installment segment earned 104.0 billion yen, up 11.9%, and the finance and other segments earned 365.5 billion yen, up 17.4% (particularly due to the expansion of transactions involving securitization of real estate and factoring transactions).

Status of business contracts (in principal amounts)

	Lease segment	**Installment segment**	**Finance and other segments**	**Total**
Amount	346.8 billion yen	104.0 billion yen	365.5 billion yen	816.4 billion yen
Percent change from preceding consolidated fiscal year	-1.2%	+11.9%	+17.4%	+8.1%

Target: six major domestic companies
(Diamond Lease Company Limited, Diamond Auto Lease Co., Ltd., Diamond Rental System Co., Ltd., The Casio Lease Co., Ltd., Hirogin Lease Co., Ltd. and DFL Lease Co., Ltd.)

From a consolidated income and loss perspective, the business activities focusing on profitability and the attempts to diversify income sources have been yielding results, while procurement costs continued to decrease due to proper funds procurement under strict ALM (asset-liability management).

With regard to credit management, while the number of new domestic credit losses shows a declining trend and the actual ratio of credit losses decreased, a required allowance was recognized in connection with the insolvency of some airline companies, to which we had extended loans, because of the economic slowdown in the airline industry in recent years.

As a result, the consolidated performance for the year ended March 31, 2006 is as follows:

In respect of the operating asset balance, the balance of leased assets amounted to 830.6 billion yen, down 39.4 billion yen (4.5%) from the end of the preceding consolidated fiscal year (year ended

March 31, 2005). The balance of installment sales receivables (net of deferred profit on installment sales on installment sales) amounted to 298.7 billion yen, up 14.2 billion yen (5.0%), and the balance of loans and other loans receivables amounted to 459.5 billion yen, up 92.3 billion yen (25.2%).

In terms of income, operating revenues amounted to 524,157 million yen, down 12,991 million yen (2.4%) from the preceding consolidated fiscal year. That figure can be divided into the following categories: sales of the leasing business were 380,596 million yen, down 6,812 million yen (1.8%), sales in the installment business were 117,831 million yen, down 11,313 million yen (8.8%), and sales in the loan and other business segments were 25,728 million yen, up 5,134 million yen (24.9%).

In connection with the settlement of airline-related credit, ordinary profit amounted to 29,597 million yen, down 645 million yen (2.1%) from the preceding consolidated fiscal year.

However, due to increased profit on recovery of bad debts (Extraordinary gain) and the recognition of tax benefits related to the deficit of Diamond Lease (U.S.A.), Inc., the consolidated subsidiary recognition, the consolidated net income for the current fiscal year amounted to 21,135 million yen, up 2,494 million yen (13.4%) from the preceding consolidated fiscal year, keeping its trend from the previous year.

The consolidated shareholder's equity at the end of the consolidated fiscal year amounted to 130.1 billion yen, up 24.7 billion yen from the preceding consolidated fiscal year.

(2) Issues to be dealt with by the Group

Although the trends for the Japanese economy imply a continuation of its recovery, such as an increase in capital expenditures due to improved corporate profits and an increase in individual consumption, it is expected to be still important to pay attention to the impact of overseas economic developments such as continuously high oil prices and changes in the U.S. economy.

Taking these circumstances into consideration, for the year 2006, which is the second year of the Medium-term Business Plan, the Group aims to achieve or exceed its targets ahead of the Medium-term Business Plan schedule.

With the managements' Medium-term Business Plan in mind, we intend to pursue further profit improvements and ask for your continuous support and assistance.

(3) Group capital expenditure

The acquisition status of lease assets (excluding lease assets which are recognized as intangible fixed assets) during the consolidated fiscal year is as follows:

Lease assets purchased during the consolidated fiscal year

Total investment	236,945 million yen
Information-related equipment/ business equipment	79,350 million yen
Industrial machine tools	52,756 million yen
Other	104, 837 million yen

(4) Group funds procurement

The consolidated amount of outstanding interest-bearing debt was 1,520.7 billion yen, up 23.1 billion yen from the preceding consolidated fiscal year.

Interest-bearing debt comprises (i) direct funds procurement in the form of corporate bonds, lease receivables securitization and commercial paper that amounted to 706.9 billion yen (down 98.8 billion yen from the preceding consolidated fiscal year); and (ii) indirect funds procurement from financial institutions that amounted to 813.8 billion yen (up 122.0 billion yen from the preceding consolidated fiscal year).

When procuring funds, we have sought to properly manage the interest-rate risk, liquidity risk or other factors in light of the financial environment. We have also addressed the stability of our procurement process and improved conditions while promoting a conversion to safe, low-interest funds.

(5) Trend of status of business results and assets of the corporate Group and company

(i) Trend of status of business results and assets of the corporate Group

(Millions of Yen)

Item	2002 32nd fiscal year	2003 33rd fiscal year	2004 34th fiscal year	2005 35th fiscal year (current consolidated fiscal year)
Operating revenues	532,483	562,805	537,148	524,157
Ordinary profit	16,502	25,078	30,242	29,597
Net income	8,862	14,591	18,641	21,135
Net income per share	154.52 yen	255.12 yen	326.23 yen	370.03 yen
Total assets	1,613,234	1,738,263	1,760,255	1,825,087
Net assets	70,214	89,070	105,465	130,187

(Note) Since the 34th fiscal year, the consolidated financial statements as provided in Article 19-2 of "The Law for Special Provisions for the Commercial Code Concerning Audits, etc., of Kabushiki-Kaisha" have been prepared.

(ii) Trend of status of business results and assets of company

(Millions of Yen)

Item	2002 32nd fiscal year	2003 33rd fiscal year	2004 34th fiscal year	2005 35th fiscal year (current fiscal year)
Operating revenues	422,527	418,499	415,322	398,334
Ordinary profit	16,972	22,055	26,463	26,320
Net income	8,719	14,011	17,797	12,791
Net income per share	152.00 yen	244.94 yen	311.41 yen	233.53 yen
Total assets	1,476,825	1,577,819	1,614,055	1,661,235
Net assets	72,165	90,858	106,439	120,875

2. **Outline of the Company** (as of March 31, 2006)

(1) Major business contents of the Group

Business segment	Business content
Lease business	Lease of information-related equipment, business equipment, industrial machine tools, and other properties (including sale of properties in connection with the expiration of lease transactions or cancellation before maturity).
Installment sales business	Installment sales of commercial facilities, productive facilities, hospital facilities, and other properties.
Loan business	Lending of money.
Other business	Management of securities held to obtain financial income for business purposes, building subleases, guarantee business, investment in specified business agreements for real estate, and other activities.

(2) Major locations of Group companies

(i) Company

Head office: Chiyoda-ku, Tokyo

Branches: Shinjuku Business Department, Ueno Branch, Gotanda Branch, Ikebukuro Branch, Tachikawa Branch, Tohoku Branch (Miyagi), Omiya Branch, Yokohama Branch, Chiba Branch, Nagoya Branch, Hokuriku Branch

(Ishikawa), Kyoto Branch, Osaka Branch, Kobe Branch, Okayama Branch, Hiroshima Branch, Fukuoka Branch, Minami Kyushu Branch (Kagoshima)

(ii) Subsidiaries (domestic)

Name	Location of head office	Place of business
Diamond Auto Lease Co., Ltd.	Shinagawa-ku, Tokyo	Head office, 1 branch, 12 business offices
Diamond Rental System Co., Ltd.	Chuo-ku, Tokyo	Head office, 1 business office
The Casio Lease Co., Ltd.	Shibuya-ku, Tokyo	Head office, 1 branch, 6 business offices
Hirogin Lease Co., Ltd.	Hiroshima-shi, Hiroshima	Head office, 1 branch, 6 business offices
DFL Lease Co., Ltd.	Osaka-shi, Osaka	Head office, 2 branches

(iii) Subsidiaries (overseas)

Name	Location
Diamond Lease (U.S.A.), Inc.	U.S.A
Diamond Lease (Hong Kong) Ltd.	Hong Kong
Diamond Lease (Singapore) Pte. Ltd.	Singapore
P.T. Diamond Lease Indonesia	Indonesia
Diamond Airfinance (Ireland) Ltd.	Ireland

(3) Shareholding Status

(i) Total number of shares authorized to be issued by the Company: 180,000,000 shares

(ii) Total number of shares issued: 56,980,000 shares

(iii) Number of shares per unit: 100 shares

(iv) Number of shareholders: 3,039

(v) Principal shareholders:

Shareholder's name	Investment by each major shareholder in the Company		Investment by the Company in each major shareholder	
	Number of shares held	Percentage of voting rights	Number of shares held	Percentage of investment
Mitsubishi Corporation	thousand shares 8,653	% 15.21	thousand shares 50	% 0.003
Meiji Yasuda Life Insurance Company	3,105	5.46	-	-
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	2,843	5.00	-	-
Mitsubishi UFJ Trust and Banking Corporation	2,843	5.00	-	-
Marunouchi Yorozu Corporation	2,477	4.35	-	-
DC Card Co., Ltd.	2,417	4.25	69	1.761
Tori Co., Ltd.	2,328	4.09	-	-

(Note) 1. The number of shares held is rounded down to the nearest thousand shares.

2. The Company owns 2,101.39 common shares (percentage of investment: 0.021%) of Mitsubishi UFJ Financial Group Inc., the parent company owning 100% shares of The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation.

(vi) Acquisition, disposal and holding of treasury stock

(a) Shares acquired

Common shares: 3,185 shares

Total amount of purchase price: 15 million yen

(b) Shares disposed

Common shares: 690 shares

Total amount of disposal price: 3 million yen

(c) Shares held at end of fiscal year

Common shares: 25,288 shares

(4) Employees

(i) Group employees

Name of business segment	Number of employees
Lease business	705 (up 16 employees from the preceding consolidated fiscal year)
Installment sales business	
Loan business	
Other business	
General administration	245 (down 11 employees from the preceding consolidated fiscal year)
Total	950 (up 5 employees from the preceding consolidated fiscal year)

(Note) 1. The number of employees excludes employees transferred outside the Group and includes employees transferred into the Group.

2. The Group has no management organization system for each type of business segment and the same employee could be engaged in multiple types of business.

3. The employees referred to in "general administration" belong to the administration department, which cannot be categorized into any specific business segment.

(ii) Company employees

Number of employees	Average age	Average length of service
558 (up 9 employees from the end of the preceding fiscal year)	36.1	12 years and 3 months

(Note) 1. The number of employees excludes employees transferred from the Company to other companies and includes employees transferred from other companies to the Company. In addition to the above, 126 employees are transferred from the Company to subsidiaries.

2. The number of new employees as of April 1, 2006 is 51, resulting in 609 employees in total as of the same date.

3. The number of employees does not include the 11 executive officers.

(5) Consolidation of companies

(i) Important subsidiaries

Name	Capital	Percentage of voting rights of the Company	Principal Business
		%	
Diamond Lease (Hong Kong) Ltd.	120,037 thousand HK$	100	Lease and finance
Diamond Lease (U.S.A), Inc.	120,000 thousand US$	99.75	Lease and finance
Diamond Lease (U.K.) Ltd.	9,000 thousand Stg £	100	Finance
Diamond Airfinance (Ireland) Ltd.	38 thousand Euro 12,000 thousand US$	100	Finance
Diamond Auto Lease Co., Ltd.	200 million yen	100	Automobile lease and installment sales
The Casio Lease Co., Ltd.	1,100 million yen	80	Lease, installment sales and finance
Hirogin Lease Co., Ltd.	2,070 million yen	80	Lease, installment sales and finance
Diamond Rental System Co., Ltd.	816 million yen	100	Rental of computer equipment
DFL Lease Co., Ltd.	2,500 million yen	95	Lease, installment sales and finance

(ii) Process of consolidation of companies

Diamond Airfinance (Ireland) Ltd. increased the capital by the amount of US$12,000 thousand in December 2005. The Company subscribed for the whole amount thereof.

(iii) Outcome of consolidation of companies

The Group has 57 consolidated subsidiaries and one company to which the equity method is applied. During the consolidated fiscal year, operating revenue was 524,157 million yen, down 12,991 million yen from the preceding consolidated fiscal year, and net income was 21,135 million yen, up 2,494 million yen from the preceding consolidated fiscal year.

(6) Principal lenders

Lenders	Balance of the debt loan	Company shares held by the lender	
		Number of shares held	Percentage of voting rights
	million yen	thousand shares	%
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	109,945	2,843	5.00
The Norinchukin Bank	77,817	2,180	3.83
Meiji Yasuda Life Insurance Company	66,761	3,105	5.46
Mitsubishi UFJ Trust and Banking Corporation	63,941	2,843	5.00
Nippon Life Insurance Company	38,714	629	1.11

(Note) The number of shares held is rounded down to the nearest thousand shares.

(7) Directors and Corporate Auditors

Position	Name	Responsibility in the Company or main occupation
Director and Chairman (Representative Director)	Yasuyuki Hirai	
Director and President (Representative Director)	Naotaka Obata	
Senior Managing Director (Representative Director)	Toru Hada	Management of international/structured finance department
Managing Director	Tetsuo Iizumi	Management of back-office/information system department
Managing Director	Tokutaro Sekine	Management of general affairs/human resources/accounting/business planning department
Managing Director	Nobuyuki Baba	Management of domestic marketing department Manager of the business development department

Position	Name	Responsibility in the Company or main occupation
Managing Director	Kazuo Momose	Management of finance/investigation/audit department Manager of the legal department
Director	Masato Komura	
Director	Ichiro Mizuno	Representative Director and Executive Vice President of Mitsubishi Corporation
Director	Teruyuki Shirakawa	Senior Managing Director of Tokio Marine & Nichido Fire Insurance Co., Ltd.
Standing Corporate Auditor	Takeaki Takeuchi	
Standing Corporate Auditor	Masao Fujii	
Corporate Auditor	Yoshihiro Maeda	Representative Director and President of Ryoshin DC Card Company, Ltd.
Corporate Auditor	Eisaku Maruyama	Managing Executive Officer of The Dai-ichi Mutual Life Insurance Company

(Note) 1. Among the Directors, Mr. Masato Komura, Mr. Ichiro Mizuno and Mr. Teruyuki Shirakawa are outside directors as prescribed in Article 188, paragraph 2, item 7-2 of the Commercial Code of Japan.

2. Among the Corporate Auditors, Mr. Yoshihiro Maeda and Mr. Eisaku Maruyama are outside corporate auditors as prescribed in Article 18, paragraph 1 of the "The Law for Special Provisions for the Commercial Code Concerning Audits, etc., of Kabushiki-Kaisha".

3. The Company has implemented the executive officer system and there are 17 executive officers (of which six executive officers are concurrently served as Directors).

Directors retired during the fiscal year

Director and Chairman, Yoji Onoe (June 29, 2005)

Director, Hiroshi Kanasugi (June 29, 2005)

Corporate Auditors retired during the fiscal year

Standing Corporate Auditor, Masaru Higashi (June 29, 2005)

Corporate Auditor, Katsutoshi Saito (June 29, 2005)

(8) Remuneration to be paid to Independent Auditor

(i) Total remuneration to be paid by the Company and its subsidiaries to Independent Auditor

62 million yen

(ii) Portion of total remuneration in (i) above to be paid by the Company and its subsidiaries as consideration for audits performed in accordance with Article 2, paragraph 1 of the Certified Public Accountant Law

46 million yen

(iii) Portion of the remuneration in (ii) above to be paid by the Company to Independent Auditor as consideration for their accounting audit

25 million yen

(Note) Since the audit contract between the Company and its Independent Auditor does not clearly divide the fees into the audit based on "The Law for Special Provisions for the Commercial Code Concerning Audits, etc., of Kabushiki-Kaisha" and the audit based on the Securities and Exchange Law, and since no substantial classification is possible, the amount in (iii) above represents the total amount for such audits.

3. Important Matters related to Group that Occurred after Fiscal Year End

None.

English Translation

BALANCE SHEET

as of March 31, 2006

(Millions of Yen)

ASSETS:		LIABILITIES:	
Account	**Amount**	**Account**	**Amount**
Current assets		**Current liabilities**	
Cash and time deposits	1,003	Notes payable	10,869
Installment sales receivables	289,721	Accounts payable	51,797
Loans	496,872	Short-term borrowings	388,232
Other loan receivables	50,346	Current portion of Bonds	60,500
Rent revenue receivable	21,204	Current portion of	26,814
Marketable securities	594	Long-term borrowings	
Inventories	2,255	Commercial paper	456,300
Advance payments	139	Current portion of securitization	59,372
Prepaid expenses	1,035	Other accounts payable	2,004
Deferred tax assets	1,866	Accrued corporate taxes	3,313
Other current assets	12,930	Accrued expenses	6,153
Allowance for doubtful receivables	Δ 2,122	Rent advances received	4,239
Total current assets	875,847	Deposits received	3,528
Fixed assets		Unearned revenue	19
Tangible fixed assets		Deferred profits on installment sales	32,045
Leased equipments		Accrued bonuses	741
Leased assets	558,668	Other current liabilities	3,239
Advances for purchases of leased assets	5,234	Total current liabilities	1,109,173
Total leased equipment	563,902	**Long-term liabilities**	

ASSETS:		LIABILITIES:	
Account	**Amount**	**Account**	**Amount**
Company properties		Bonds	103,500
Buildings	1,471	Long-term borrowings	282,119
Structures	7	Long-term portion of securitization	20,149
Equipment and fixtures	502	Long-term guaranty	21,445
		Deposits received	
Land	5,558	Deferred tax liabilities	198
Total company properties	7,539	Reserve for retirement benefits to employees	443
Total tangible fixed assets	571,442	Reserve for retirement benefits to officers	171
Intangible fixed assets		Provisions for loss on guarantees	5
Leased equipments		Other fixed liabilities	3,152
Leased assets	75,303	Total long-term liabilities	431,186
Other intangible fixed assets	6,540	**Total liabilities**	**1,540,360**
Total intangible fixed assets	81,843	Shareholders' equity	
Investment and other assets		**Common Stock**	16,440
assets			
Investment in securities	42,386	**Capital surplus**	
Investment in shares of subsidiaries	28,411	Capital reserve	17,046
		Other capital surplus	3
Investment	37,409	Gains from disposal of treasury stocks	3
Investment in subsidiaries	661	Total capital surplus	17,050
Long-term receivables	4,360	**Retained earnings**	

ASSETS:		LIABILITIES:	
Account	**Amount**	**Account**	**Amount**
Long-term prepaid expenses	1,089	Retained earnings reserve	638
Long-term guaranty deposits	17,777	Unappropriated reserve	62,035
Other investment and assets	1,294	Special reserve	62,035
Allowance for doubtful receivables	Δ 1,289	Unappropriated retained earnings	16,074
Total investments and other assets	132,102	Total retained earnings	78,747
Total fixed assets	**785,388**	**Net unrealized gain on available-for-sale securities**	**8,702**
		Treasury stock	**Δ65**
		Total shareholders' equity	**120,875**
Total Assets	**1,661,235**	**Total Liabilities and Shareholders' Equity**	**1,661,235**

STATEMENT OF INCOME

From: April 1, 2005

To: March 31, 2006

Account	Amount	
Operating revenues		
Leases	254,329	
Installment sales	101,178	
Loans	8,556	
Others	34,271	398,334
Operating costs		
Leases	225,427	
Installment sales	95,541	
Loans	5,753	
Others	33,084	359,806
Gross profit		**38,527**
Selling, general and administrative expenses		13,281
Operating income		**25,246**
Non-operating income		
Interest income and dividends	1,184	
Other non-operating income	520	1704
Non-operating expenses		
Interest expenses	448	
Other non-operating expenses	181	630
Ordinary profit		**26,320**
Extraordinary gain		
Gain on sales of investment securities	40	
Gain on recovery of bad debts	900	
Gain on liquidation of subsidiaries	427	1,367
Extraordinary loss		
Loss on write down of investment securities	384	
Loss on sales of investment securities	6	
Loss on disposal of company properties	2	
Loss on write down of subsidiaries' shares	7,720	8,114
Net income before taxes		**19,573**
Corporate, inhabitant and enterprise taxes	8,090	
Income taxes deferred	△1,307	6,782
Net income		**12,791**
Unappropriated retained earnings brought forward from previous fiscal year		4,194
Interim dividends		911
Unappropriated retained earnings at Year-End		**16,074**

Notes

(Significant accounting policies)

Principles and procedures of significant accounting treatment adopted upon preparation of balance sheet and statement of income are as follows.

1. Valuation of assets

(1) Marketable and Investment securities

(i) Investment in shares of subsidiaries and affiliates

Cost method using moving-average method

(ii) Available-for-sale securities which are bonds held for the purpose of earning financial profit

With market quotation

Fair value method based on the market price, etc. as of the fiscal year end. (The related valuation differences are directly incorporated into shareholders' equity and the cost of securities sold is calculated by the moving-average method. Amortized cost method is adopted for the bonds of which the difference between the acquisition cost and the fair value is deemed to be the adjustment of interest rates.)

Without market quotation

Cost method using moving-average method

(iii) Available-for-sale securities other than (ii) above

With market quotation

Fair Value method based on the market price, etc. as of the fiscal year end. (The related valuation differences are directly incorporated into shareholders' equity and the cost of marketable securities sold is calculated by the moving-average method.)

Without market quotation

Cost method using moving-average method

(2) Derivatives

Fair value method

(3) Inventories

Cost method using gross average method

2. Method of depreciation and amortization of fixed assets

(1) Leased assets

Straight-line method, based on the lease term and the estimated residual amount of the leased assets as of the termination of the lease term, is adopted.

(2) Other tangible fixed assets

Declining-balance method is adopted. However, buildings acquired on and after April 1, 2000 are depreciated by straight-line method, except for building fixtures and equipment. The range of useful lives for buildings and structures is from 2 to 50 years and the useful lives for equipment and fixtures are from 2 to 20 years.

(3) Other intangible fixed assets

Straight-line method is adopted. Softwares for internal use are amortized using the straight-line method over estimated useful lives (5 or 8 years).

3. Method of treatment of deferred assets

All of the expenses for issuance of bonds are charged to income upon payment.

4. Translation policy for assets and liabilities denominated in foreign currencies into Japanese yen

Monetary receivables and payables denominated in foreign currencies are translated into yen currency at the spot exchange rate as of fiscal year end and the differences in translation are charged to income. Monetary receivables and payables denominated in foreign currencies which are hedged by foreign exchange forward contracts are translated into the amount in yen currency at applicable foreign exchange forward contracts.

5. Accounting policies for allowances and reserves

(1) Allowance for doubtful receivables

To accrue for loss from uncollectible receivables, allowance is made for ordinary receivables based on the companies' past credit loss experiences, and for receivables to debtors at risk of bankruptcy and receivables from debtors in bankruptcy or under reorganization (receivables from debtors that are legally or virtually bankrupt), etc., probability of collection is considered for individual cases and prospective uncollectible amount is recorded.

Also, "treatment concerning calculation of estimated uncollectible accounts" set forth in "Temporary Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Leasing Industry" (Japanese Institute of Certified Public Accountants, Auditing Committee Report by Industry, No. 19, November 14, 2000)", is applied.

For receivables from debtors in bankruptcy or under reorganization, the amount deemed to be uncollectible, is deducted directly from the outstanding amount, such deduction amount was 2,982 million yen.

(2) Accrued bonuses

To provide for payment of bonuses to employees, the amount which belongs to the current fiscal year out of the amount expected to be paid in the following fiscal year is recorded.

(3) Reserve for retirement benefits to employees

To provide for employee retirement benefits, reserve for retirement benefits is recorded based on the projected retirement benefit obligations and related pension assets as of the end of the current fiscal year.

Prior service cost is expensed using the straight-line method based on determined years (14 years) within average remaining service years of the employees as incurred.

Actuarial differences are expensed using the straight-line method based on determined years (14 to 20 years) within average remaining service years of the employees as incurred.

(4) Reserve for retirement benefits to officers

To provide for the payment of retirement benefits to officers and executive officers (*shikkou yakuin*), vested amount at the end of the fiscal year based on the Company's internal regulation of payment is accrued.

(5) Provisions for loss on guarantees

To provide for the loss concerning guarantee of obligations, etc., the estimated amount of loss is recorded in consideration of the financial conditions of the guarantee, etc.

6. Method of hedge accounting

(1) Method of hedge accounting

Deferred hedge is applied. However, for qualifying foreign exchange forward contracts, appropriation treatment is adopted, and for the interest rate swaps which qualify for special hedge accounting treatment is adapted.

Also, for comprehensive hedges of liabilities as described in "Temporary Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Leasing Industry" (Japanese Institute of Certified Public Accountants, Auditing Committee Report by Industry, No. 19, November 14, 2000)," deferred hedge is adapted.

(2) Measures and subjects for hedge

(i) Measures for hedge

Interest rate swap transactions, currency swap transactions and foreign exchange forward contract transactions

(ii) Subjects for hedge

Borrowing, bonds, loans and other loan receivables and securities

(3) Hedge policy and valuation method of hedge effectiveness

In order to hedge interest rate and foreign exchange risk and to ensure stable earnings, derivative transactions are entered into pursuant to the internal management rules stipulated by the board of directors.

Since the leased assets and installment sales receivables, etc., which are major business assets, have long-term fixed interest rates, while procurement of funds such as bank borrowings, etc. tends to be under short-term variable interest rates, interest rate risk is managed based on assets and liabilities management (ALM) and by controlling the notional principal of the derivative transactions as hedge measures to be within the scope of liabilities as subjects for the hedge, thereby comprehensively hedging liabilities. Furthermore, for the purpose of ensuring the profit margins for individual cases, hedge by interest rate swap transactions is made.

For interest rate swap qualified for specific hedge accounting treatment, evaluation of effectiveness is omitted.

For foreign exchange risk, hedge by currency swap transactions and foreign exchange forward contract transactions targeted to individual assets and liabilities denominated in foreign currencies is made.

The conditions of these transactions are to be reported to the board of managing directors *(jyomu-kai)* every quarter.

7. For installment sales transactions, the full amount of the contracted amount shall be recorded as installment sales receivables as of the delivery of the merchandise, and the operating revenues from installment sales and the operating costs from installment sales corresponding thereto shall be recognized on each payment date.

Deferred profits on installment sales corresponding to the installment sales receivables which are not yet due and payable are carried.

8. Method of treatment of lease transactions

All finance lease transactions other than those by which the ownership of the leased property is to be transferred to lessees (finance lease transactions other than ownership transfer) are accounted for in a method similar to the method concerning operating lease transactions.

9. Accounting treatment of bonds held for the purpose of earning financial profits

Such bonds are recorded as,, "investments in securities" in the amount of 14,962 million yen and "marketable securities" in the amount of 594 million yen.

Financial revenue (interest revenue and gain on redemption) on the above bonds are included in "others" in the operating revenues section of the statement of income.

10. Other matters

Accounting treatment of consumption taxes

Accounting treatment of consumption tax and local consumption tax is accounted for by the tax-exclusion method.

(Changes in method of presentation)

"Long-term guaranty deposits" included in "Other fixed liabilities" in the Fixed Liabilities in the preceding fiscal year is presented separately in the current fiscal year for the increased materiality. "Long-term guaranty deposits" included in "Other fixed liabilities" in the preceding fiscal year is 19,118 million yen.

(Notes to balance sheet)

1. Amount listed disregards any fractional amounts less than one million yen.

2. Short-term monetary receivables from subsidiaries: 201,311 million yen

   Long-term monetary receivables from subsidiaries: 17,636 million yen

   Short-term monetary payables to subsidiaries: 8,582 million yen

3. Accumulated depreciation of tangible fixed assets:

   Leased assets 966,725 million yen

   Other tangible fixed assets 3,336 million yen

4. Deferred gain on fixed assets for tax purposes deducted from acquisition cost of fixed assets by receipt of governmental subsidy(ies):

   Leased assets 140 million yen

5. Reserve for retirement allowance to officers and provision for loss on guarantee are allowances provided under Article 43 of the Enforcement Regulations of the Commercial Code.

6. Guarantee obligations, etc.

Guarantee obligations (including commitment to guarantee)	96,635	million yen
Subsidiaries' outstanding borrowings from the bank for which management guidance memorandums, etc. are pledged	7,305	million yen
Total	103,941	million yen

7. Notes received as collateral for the receivables

   Notes received as collateral for the installment sales receivables 8,969 million yen

8. Lease agreement receivables concerning future rentals.

Notes received	3,022	million yen
Other lease agreement receivables	719,880	million yen
Total	722,902	million yen

9. Installment sales receivables and the lease agreement receivables concerning unexpired lease period, whose maturities comes after one (1) year:

Installment sales receivables	204,164	million yen
Lease receivables concerning unexpired lease period	517,271	million yen
Total	721,436	million yen

10. Lease agreement receivables concerning future rentals pledged as collateral

Lease agreement receivables concerning future rentals	454	million yen

11. Amount of limitation of dividends stipulated in Article 124, item 3 of the Enforcement Regulations of the Commercial Code:

Amount of net assets increased by fair market value evaluation of the assets	8,702	million yen

(Notes to statement of income)

1. Amount listed disregards any fractional amounts less than one million yen.

2. Transaction with subsidiaries:	Operating revenues	15,573	million yen
	Operating costs, selling, general and administrative expenses	1,003	million yen
	Purchases of leased assets, etc.	16	million yen
	Transaction other than operating transactions	266	million yen
3. Breakdown of financial expenses:	Interest expense	5,753	million yen
	Interest income	0	million yen
4. Net income per share:		223.53	yen

(Retirement Benefits)

1. Outline of retirement benefits system

The Company has adopted the qualified retirement annuity plan from April 1, 1979.

2. Matters concerning projected benefit obligations

Projected benefit obligations	Δ 6,450	million yen
Fair value of plan assets	4,744	million yen
Unreserved projected benefit obligations	Δ 1,705	million yen
Unrecognized actuarial loss	1,423	million yen
Unrecognized prior service cost	Δ 160	million yen
Reserve for retirement benefits	Δ 443	million yen

3. Matters concerning periodic benefit costs

Service cost	357	million yen
Interest cost	102	million yen
Expected return on plan assets	Δ 66	million yen
Recognized actuarial loss	131	million yen
Amortization of prior service cost	Δ 14	million yen
Subtotal	510	million yen
Additionally paid retirement benefit	8	million yen
Total of periodic benefit costs	519	million yen

4. Matters concerning basis for calculation of projected benefit obligations, etc.

Discount rate	1.7%
Expected rate of return on plan assets	1.7%
Appropriation method of expected amount for retirement benefits to periods	a pro-rate basis by period

Amortization period of prior cost	14 years (expenses are treated using the straight-line method based on determined years within average remaining service years of the employees when incurred)
Recognition period of actuarial gain/loss	14 to 20 years (expenses are to be treated using a straight-line method based on determined years within average remaining service years of the employees when incurred)

(Matters regarding tax effect accounting)

1. Deferred tax assets and deferred tax liabilities

(1)	Deferred tax assets		
	Impairment of investment in subsidiaries	3,142	million yen
	Undeductible allowance for doubtful accounts	1,158	million yen
	Accrued expenses	599	million yen
	Depreciation of software for own use	475	million yen
	Others	2,620	million yen
	Sub-Total	7,995	million yen
	Valuation allowance	Δ 355	million yen
	Total deferred tax assets	7,640	million yen
(2)	Deferred tax liabilities		
	Net unrealized gain on available-for-sale securities	Δ 5,972	million yen
	Total deferred tax liabilities	Δ 5,972	million yen
	Net deferred tax assets	1,667	million yen

2. Reconciliation between normal effective statutory tax rate and actual effective tax rate.

Normal effective statutory tax rate	40.7%
(Adjustment)	
Dividend income and other items indefinitely excluded in calculation of profit	Δ 7.5%
Increase of valuation allowance	1.8%
Others	Δ 0.4%
Actual effective tax rate	34.6%

PROPOSAL FOR APPROPRIATION OF RETAINED EARNINGS

(Yen)

Item	Amount
Unappropriated retained earnings	16,074,346,250
The above shall be appropriated as follows:	
Dividend to shareholders	1,139,094,240
(Ordinary dividend of 20 yen per share)	
Bonuses to directors	60,000,000
Unappropriated reserve	10,000,000,000
Special reserve	10,000,000,000
Retained earnings to be carried forward	4,875,252,010

(Note) The Company paid ¥911,296,832 (¥16 per share) as interim cash dividends on December 5, 2005.

English Translation

INDEPENDENT AUDITORS' REPORT

May 16, 2006

To the Board of Directors of

Diamond Lease Company Limited:

Tohmatsu Co,

Designated Partner,
Engagement Partner,
Certified Public Accountant:

Yoshio Iguchi

Designated Partner,
Engagement Partner,
Certified Public Accountant:

Kazuyuki Shinada

Pursuant to first clause of Article 2 of the "Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (Kabushiki-Kaisha)" of Japan, we have audited the balance sheet, the statement of income, the business report (with respect to accounting matters only), the proposed appropriations of retained earnings and the supplementary schedules (with respect to accounting matters only) of Diamond Lease Company Limited for the 35th fiscal year from April 1, 2005 to March 31, 2006. The accounting matters included in the business report and supplementary schedules referred to above are based on the Company's books of account. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit includes auditing procedures applied to subsidiaries as considered necessary.

As a result of our audit, in our opinion,

(1) The balance sheet and the statement of income present fairly the financial position and the results of operations of the Company in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation,

(2) The business report (with respect to accounting matters only) presents fairly the Company's affairs in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation,

(3) The proposed appropriations of retained earnings are in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation, and

(4) The supplementary schedules (with respect to accounting matters only) present fairly the information required to be set forth therein under the Commercial Code of Japan.

Our firm and the engagement partners do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

Certificate of Corporate Auditors' Report of Board of Corporate Auditors

Corporate Auditors' Report

We, the Board of Corporate Auditors of Diamond Lease Company Limited (hereinafter the "Company"), following a review and discussion of the individual reports made by each Corporate Auditor concerning the method and the results of his/her audit of the execution by Directors of their duties in the 35th fiscal year, from April 1, 2005 through March 31, 2006, prepared this Corporate Auditors' Report and hereby submit our report as follows:

1. Summary of Corporate Auditors' Auditing Methods

In accordance with the auditing policies and the division and other matters of duties determined by the Board of Corporate Auditors, each Corporate Auditor, in addition to attending meetings of the Board of Directors and other important meetings, has listened to reports on the status of the execution of duties from the Directors and the like, has examined documents and so on containing important decisions, has investigated the conditions of business and assets at the head office and other important places of business, and has requested the Company's subsidiaries to report on their operations where necessary. In addition, the Corporate Auditors have received reports and explanations from the independent auditors and have examined the financial statements and the supplementary schedules.

In addition to the above auditing methods, each Corporate Auditor, to the extent necessary, requested reports from Directors and others, to review in detail the status of the following kinds of transactions: Director's transactions in competition with the Company; any transactions involving conflict of interests between Directors and the Company; any dealings in which the Company provided benefits without compensation; unusual transactions between the Company and subsidiaries or shareholders; and repurchase or disposal of the Company's own shares.

2. Result of the Audit

(1) The auditing methods and results of the independent auditors, Deloitte Touche Tohmatsu, are appropriate.

(2) The business report of the Company presents fairly the Company's affairs in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

(3) There is nothing that is required to be mentioned, in light of the Company's financial condition and other circumstances, regarding proposal for appropriation.

(4) The supplementary schedules present fairly matters which should be stated therein and there is nothing that is required to be mentioned.

(5) Regarding the execution of their duties by Directors, there were no fraudulent acts or material matters in violation of the applicable laws and regulations of Japan or the Articles of Incorporation.

We did not find any violations of the duties of Directors regarding transactions in competition with the Company, and other matters stated in Article 133, paragraph 1 of the former Enforcement Regulation of the Commercial Code.

May 19, 2006

Board of Corporate Auditors of Diamond Lease Company Limited

Full-time Corporate Auditor
Takeaki Takeuchi (Seal)

Full-time Corporate Auditor
Masao Fujii (Seal)

Corporate Auditor
Yoshihiro Maeda (Seal)

Corporate Auditor
Eisaku Maruyama (Seal)

(Note) Corporate Auditors, Yoshihiro Maeda and Eisaku Maruyama, are outside statutory auditors as provided in Article 18, paragraph 1 of the former Special Law of the Commercial Code Concerning the Audit, etc. of Stock Corporation ("*Kabushiki-Kaisha*") of Japan.

- End -

EXHIBIT B

January 19, 2007

Company:	Diamond Lease Company Limited
Representative:	Naotaka Obata, President and CEO (Code Number: 8593)
Company:	UFJ Central Leasing Co., Ltd.
Representative:	Kazuyoshi Tanaka, President and CEO (Code Number: 8599)

Announcement of Signing a Merger Agreement

Diamond Lease Company Limited (Representative: Naotaka Obata, President and CEO; hereinafter "DL") and UFJ Central Leasing Co., Ltd. (Representative: Kazuyoshi Tanaka, President and CEO; hereinafter "UFJCL") hereby announce that final agreement has been reached regarding a merger (hereinafter the "Merger") between DL and UFJCL which will come into effect as of April 1, 2007 (scheduled). DL and UFJCL signed the merger agreement following approval today by each company's board of directors.

1. Objective of Merger

Currently, the lease industry is facing a number of significant changes, including discussions on modifications to the accounting system, increases in the money market rate, and an intensification of competition with various types of financial institutions. Yet, in addition to the need to accommodate these changes underway in the market, there is also a need to respond appropriately to the increasingly varied and sophisticated requirements of companies faced with the challenges of broad and quickly-progressing globalization. In the business loan field in Japan, which has seen increasing convergence between finance and commercial distribution, it is essential to secure an appropriate degree of scale, while maintaining the flexibility and mobility that enables both a spirit of innovation and the ability to develop products and services in advance of other companies in the industry.

Under such business conditions, DL and UFJCL came to a common acknowledgment that the merger of the two companies will ultimately achieve an expansion and enhancement of our competitive power, in turn maximizing shareholder value. This will be accomplished through the integration of marketing infrastructures, expertise and products, and the further development of our business infrastructure by providing diverse services to a broader range of customers. To this end, we signed a letter of intent regarding a merger between DL and UFJCL rooted in the spirit of both companies entering on an equal basis on October 19, 2006; and after intensive discussions regarding the Merger mainly through the Integration Preparation Committee, we have signed and entered into the merger agreement.

The new company that will come into existence due to the Merger will have various unique group companies under its umbrella. As a general finance company proactively diversifying in business areas such as finance business in addition to lease-related services, the new company will aim for dynamic growth by utilizing a broad customer base while maintaining an open management with a generous corporate culture as well as awareness of the market as a listed leasing company; and through further promotion of proactive collaboration with a broad range of players in the financial and non-financial fields.

2. Overview of Merger

(1) Merger schedule

Meetings of boards of directors for approval of the merger agreement	January 19, 2007
Signing of the merger agreement	January 19, 2007
DL general shareholders' meeting for approval of the merger agreement	February 20, 2007 (scheduled)
UFJCL general shareholders' meeting for approval of the merger agreement	February 20, 2007 (scheduled)
Date of merger (effective date of the merger)	April 1, 2007 (scheduled)
Delivery of new stock certificate	End of May 2007 (scheduled)

In the future, as the Merger proceedings move forward, if any significant circumstances negatively impact the conducting of the Merger, the companies will potentially change the schedule, content of the proceedings, conditions of the Merger, and so on, based on discussions held between the companies.

(2) Merger method

In principle this merger will take place with both companies entering as equals; however, on procedural grounds, through the Merger, DL will be the surviving company.

(3) Merger ratio

Company	DL	UFJCL
Merger ratio	1	1

Notes

1. Share allotment ratio

1 share of common stock of DL will be allocated for every 1 share of common stock of UFJCL. However, UFJCL's holdings of its own shares (6,726 shares as of March 31, 2006) will not be subject to allocation of new shares.

2. Basis for calculation of merger ratio

In determining the merger ratio, in order to ensure fairness and appropriateness, each of the two companies in the Merger retained a financial advisor, with DL retaining Mitsubishi UFJ Securities Co., Ltd., and UFJCL retaining GMD Corporate Finance Limited. After careful evaluation of the merger ratio calculations performed by these advisors, the companies undertook negotiations and discussions, resulting in the merger ratio indicated above. With respect to this merger ratio, each merging company has independently received an opinion stating that the merger ratio is appropriate from a financial viewpoint, with DL receiving this opinion from Mitsubishi UFJ Securities Co., Ltd., and UFJCL receiving this opinion from Credit Suisse Securities (Japan) Limited. However, this merger ratio is subject to change if major changes arise in the various conditions that made up the basis for the calculations, through discussions to be held by the two merging companies.

3. Calculation methods and bases for calculation by independent third-party institutions

Mitsubishi UFJ Securities Co., Ltd. used a market price method and a capitalization method to determine valuations for DL and UFJCL, and calculated a merger ratio proposal taking comprehensively, those results into account. GMD Corporate Finance Limited used a market price method, a capitalization method to analyze indicators of the value per share of DL and of UFJCL, with these forming the basis for calculating the merger ratio. It then calculated a merger ratio proposal taking comprehensively, those results into account.

4. Number of shares to be newly issued as a result of the merger (planned)

23,338,474 shares of common stock

(4) Dividends from surplus

At its extraordinary shareholders' meeting expected to be convened on February 20, 2007, UFJCL plans to propose, along with the agenda item of approval of the merger agreement, that instead of distributing year-end dividends at the conclusion of the fiscal year ending in March 2007, a dividend of 20 Japanese yen per share be distributed to all shareholders or pledgees who are listed or registered in the list of shareholders or the list of beneficial shareholders as of March 31, 2007.

(5) Overview of accounting procedures

It is expected that accounting procedures for the Merger will employ the purchase method, with DL as the acquiring company. This will involve applying standards for accounting for business combinations (Business Accounting Council Statement of Opinion, "Accounting for Business Combinations," October 31, 2003), as well as corporate accounting standards and application guidelines related to standards for accounting for business separations, etc. (Guidance No. 10, "Guidance for Accounting Standard for Business Combinations and Business Separations," December 27, 2005). Means of handling goodwill will be announced as soon as they have been finalized.

(6) Directors

Chairman and Representative Director:	Kazuyoshi Tanaka (currently President and CEO of UFJCL)
CEO and Representative Director:	Naotaka Obata (currently President and CEO of DL)
Senior Managing Directors:	Masato Nanahara (currently Director and Senior Executive Officer of UFJCL)
	Tokutaro Sekine (currently Managing Director of DL)

	Tetsuo Komori (currently Director and Senior Executive Officer of UFJCL)
	Kazuo Momose (currently Managing Director of DL)
Managing Directors:	Yoshio Hirata (currently Director and Managing Executive Officer of UFJCL)
	Kenichi Shimada (currently Managing Director of DL)
	Sadao Akiyama (currently Director and Managing Executive Officer of UFJCL)
	Masakazu Okabayashi (currently Managing Director of DL)
	Riro Yoshida (currently Managing Director of DL)
Directors:	Tadashi Ishikawa (currently Chairman of Toyota Industries Corporation)
	Ichiro Mizuno (currently Member of The Board, Senior Executive Vice President, Chief Financial Officer of Mitsubishi Corporation)
	Kimitoshi Sato (currently Managing Executive Officer of Meiji Yasuda Life Insurance Company)
	Takashi Yagi (currently Member of the Board, Managing Director of Tokio Marine & Nichido Fire Insurance Co., Ltd.
	Takami Matsubayashi (currently Managing Director of Nagoya Railroad Co., Ltd.)
(7) Corporate Auditors:	Yuji Tatano (currently Corporate Auditor of DL)
	Kuniaki Takahashi (currently Corporate Auditor of UFJCL)
	Masatsugu Shirakura (currently Executive Officer of UFJCL)

Tatsunori Imagawa
(currently Corporate Auditor of The Bank of Tokyo-Mitsubishi UFJ, Ltd.)

Shoji Tokumitsu
(currently President of Chukyo TV. Broadcasting Co., Ltd.)

Eisaku Maruyama
(currently Managing Executive Officer, The Dai-ichi Life Insurance Company)

Shinichiro Hayakawa
(currently Professor of University of Tokyo, Graduate School of Arts and Sciences)

Tetsuo Hachiro
(currently President of M・U・Trust・Apple Planning Company, Ltd.)

3. Corporate Profile of the Companies

(1) Company Name	Diamond Lease Company Limited	UFJ Central Leasing Co., Ltd.
(2) Main Business	Lease, installment sales, loan, and others	Lease, installment sales, loan, and others
(3) Date of Incorporation	April 12, 1971	May 29, 1969
(4) Location	3-1,Marunouchi 3-chome, Chiyoda-ku, Tokyo	24-15, Sakae 1-chome, Naka-ku, Nagoya
(5) Representative	President and CEO Naotaka Obata	President and CEO Kazuyoshi Tanaka
(6) Capital	16,440 million Yen	13,324 million Yen
(7) Total Number of Issued Shares	56,980,000 shares	23,345,200 shares
(8) Amount of Shareholders' Equity	130,187 million Yen (as of March 31, 2006 consolidated)	72,454 million Yen (as of March 31, 2006 consolidated)
(9) Total Assets	1,825,087 million Yen (as of March 31, 2006 consolidated)	1,349,077 million Yen (as of March 31, 2006 consolidated)
(10) Fiscal Year End	March 31	March 31

(11) Number of Employees	950 (as of March 31, 2006 consolidated)	1,163 (as of March 31, 2006 consolidated)
(12) Main Customers	Domestic and foreign private manufacturing and non-manufacturing companies, and others	Domestic and foreign private manufacturing and non-manufacturing companies, and others
(13) Principal Shareholders and Voting Right Ratio	Mitsubishi Corporation 15.19% Meiji Yasuda Life Insurance Company 5.45% The Bank of Tokyo-Mitsubishi UFJ, Ltd. 4.99% Mitsubishi UFJ Trust and Banking Corporation 4.99% Marunouchi Yorozu Corporation 4.35% (as of March 31, 2006)	The Mitsubishi UFJ Factors Limited 11.61% The Bank of Tokyo-Mitsubishi UFJ, Ltd. 11.16% Nagoya Railway Co., Ltd. 3.68% Japan Trustee Services Bank, Ltd. (Trust Account) 3.67% THE CHUKYO BANK, Ltd. 3.66% (as of March 31, 2006)
(14) Main Banks	The Bank of Tokyo-Mitsubishi UFJ, Ltd. and others	The Bank of Tokyo-Mitsubishi UFJ, Ltd. and others
(15) Relation of the Companies	Capital	Not applicable
	Personnel	Not applicable
	Trading	None of note

(16) Business Results for the most recent Three Fiscal Years and Forecasts for this Year (Consolidated)

	March 2004 Results	March 2005 Results	March 2006 Results	March 2007 Fore-casts	March 2004 Results	March 2005 Results	March 2006 Results	March 2007 Fore-casts
Revenues (million yen)	562,805	537,148	524,157	515,000	372,325	507,124	509,042	513,000
Operating Profit (million yen)	24,971	29,735	28,816		10,041	16,080	18,698	

Recurring Profit (million yen)	25,078	30,242	29,597	33,500	9,744	16,303	18,632	20,400
Net Profit (million yen)	14,591	18,641	21,135	21,500	4,682	6,604	11,320	11,300
Net Profit Per Share (Yen)	255.12	326.23	370.03	377.50	270.55	331.26	491.24	484.18
Cash Dividends Per Share (Yen)	22.00	28.00	36.00	40.00	12.00	20.00	35.00	40.00
Shareholder's Equity Per Share (Yen)	1,562.70	1,850.60	2,284.75		1,808.42	2,130.30	3,103.75	

* The forecasted results for the fiscal year ending in March 2007 of DL were announced with the interim results on October 31, 2006, and those of UFJCL were announced with the interim results on November 8, 2006.

4. Post-merger Profile

(1) Company name

Mitsubishi UFJ Lease & Finance Company Limited

(2) Businesses

Lease, installment sales, loan, and others

(3) Head office

Marunouchi, Chiyoda-ku, Tokyo

In the corporate registration, the location of the new company's head office will be as indicated above. However, after the Merger, the new company will conduct a portion of its head office operations at UFJCL's current head office location (to be called the "Nagoya Head Office") in order to facilitate more agile business development in the Chubu region. The new company will thus operate under a dual head office system.

(4) Representatives (planned)

Chairman and Representative Director: Kazuyoshi Tanaka (currently President and CEO of UFJCL)

CEO and Representative Director: Naotaka Obata (currently President and CEO of DL)

(5) Capital

16,440 million yen (it is not planned to increase the amount of stated capital of DL due to the Merger)

(6) Total assets (consolidated basis)

3,174.1 billion yen (calculated by sum of both companies' total assets on consolidated basis as of March 31, 2006)

(7) Fiscal year end

March 31

(8) Effects on profit/loss

The business results, etc. expected after the Merger will be announced after it is decided in detail.

(9) Stock listing

Surviving company DL will maintain its listing on the Tokyo Stock Exchange and also expects to apply for listing on the Nagoya Stock Exchange.

End of Document

October 19, 2006

For Immediate Release

For Reference Purposes Only

Company:	Diamond Lease Company Limited
Representative:	Naotaka Obata, President and CEO
	(Code Number: 8593)
Company:	UFJ Central Leasing Co., Ltd.
Representative:	Kazuyoshi Tanaka, President and CEO
	(Code Number: 8599)

Announcement of Signing a Letter of Intent for Merger

Diamond Lease Company Limited (Representative: Naotaka Obata, President and CEO; hereinafter "DL") and UFJ Central Leasing Co., Ltd. (Representative: Kazuyoshi Tanaka, President and CEO; hereinafter "UFJCL") hereby announce that fundamental agreement has been reached regarding a merger between them, on the assumption that all conditions related to a merger are fulfilled, including, but not limited to, approval by each company's respective shareholders, successful filing of notification with the relevant authorities, and the acquisition of relevant approvals, permits, and licensing, and on the further assumption that no other major circumstances arise affecting the merger adversely. This merger is to take effect as of April 1, 2007, rooted in the spirit of both companies entering on an equal basis, and DL and UFJCL have signed a letter of intent following approval today by each company's board of directors.

As a result of the merger, the combined revenues for these companies will exceed 1 trillion yen and combined operating assets will total approximately 3 trillion yen (consolidated figures for the term ending March 2006). Among these assets, the core lease assets will reach 1.825 trillion yen, pushing the merged company into the top class of domestic lease companies by size, and making the company Japan's representative lease company.

The merged company, with its varied and distinctive affiliated group companies, will not be limited to lease-related services, but will also be well-positioned to proactively develop new areas of business as a comprehensive finance company offering financial services and other diversified business lines.

The background to the merger and various other points of significance are as given below.

1. Background and objective of merger

The most significant objective of this business merger is for each company to make use of the other's strengths to provide a variety of high-quality services to a broad range of customers, and, by strengthening the competitiveness of its businesses, for the post-merger company to become the premier comprehensive finance company in the industry.

Currently, the lease industry is facing a number of significant changes, including discussions on modifications to the accounting system, increases in the money market rate, and an intensification of competition with various types of financial institutions. Yet, in addition to the need to accommodate these changes underway in the market, there is also a need to respond appropriately to the increasingly varied and sophisticated needs of companies faced with the challenges of broad-based and quickly-progressing globalization. DL and UFJCL have determined that it is critical in the business loan field in Japan, which has seen increasing convergence between finance and commercial distribution, to secure an appropriate degree of scale while maintaining the flexibility and mobility that enables both a spirit of innovation and the ability to develop products and services in advance of other companies in the industry and lead to maximizing shareholders value.

Against this backdrop, the merger of these companies represents a shared view that the further enhancement of the operating base through the integration of their business infrastructure, know-how, products, and so on, along with the provision of a diverse range of services to a broader customer base, will result in an even greater broadening and strengthening of the competitiveness of the business.

DL has, since its 1999 merger with Ryoshin Leasing Corp., expanded its operations as the first company in Japan to bring bank-related companies and trading-house related companies together into an integrated model. Meanwhile, UFJCL, which originated in the Chubu region and has Chubu as its core market, was integrated with the leasing division of UFJ Business Finance in 2004, solidifying its business base. The new company to be formed through this merger will without question be among Japan's representative companies in its industry and enjoy a ranking among the top-class lease companies. This new company will make optimum use of its sizable customer base, but it will also aim at robust growth by maintaining a management style characterized first, by openness, and second, by high awareness as a listed lease company of both its fluid corporate culture and of the market itself, and by further promoting active collaboration with a broad spectrum of both financial and non-financial players.

Moreover, in the auto lease market, as previously announced, DL is aiming, through a business reorganization with Mitsubishi Corporation and Mitsubishi Motors Corporation, to bring about the creation of an auto lease company that will handle sales, financing, and maintenance in an integrated way, with a goal of opening by March 2007. Through this merger, it is expected that the number of vehicles under management by the new corporate group including UFJCL group will reach the 300,000 range. Taking advantage of the strategic value chain that has been built up over the years, this will enable the company to be positioned within the top group in the industry.

2. Overview of Merger

(1) Merger schedule

Meetings of boards of directors for approval of the letter of intent	October 19, 2006
Signing of letter of intent	October 19, 2006
Record date of the general shareholders' meeting	November 21, 2006 (scheduled)
Meetings of boards of directors for approval of the merger agreement	January 2007 (scheduled)
Signing of merger agreement	January 2007 (scheduled)
DL general shareholders' meeting for approval of the merger agreement	February 2007 (scheduled)
UFJCL general shareholders' meeting for approval of the merger agreement	February 2007 (scheduled)
Date of merger (effective date of the merger)	April 1, 2007 (scheduled)

Delivery of new stock certificate	End of May 2007 (scheduled)

In the future, as the merger proceedings move forward, in the event that any significant circumstances negatively impact the conducting of this merger, the companies will potentially change the schedule, content of the proceedings, conditions of the merger, and so on, based on discussions held between the companies.

(2) Merger method

Although in principle this merger will take place with both companies entering as equals, on procedural grounds, through this merger, DL will be the surviving company.

(3) Merger ratio

Company	DL	UFJCL
Merger ratio	1	1

Notes

1. Share allotment ratio

1 share of common stock of DL will be allocated for every 1 share of common stock of UFJCL. However, UFJCL's holdings of its own shares (6,726 shares as of March 31, 2006) will not be subject to allocation of new shares.

2. Basis for calculation of merger ratio

In determining the merger ratio, in order to ensure fairness and appropriateness, each of the two companies in the merger retained a financial advisor, with DL retaining Mitsubishi UFJ Securities Co., Ltd., and UFJCL retaining GMD Corporate Finance Limited. After a careful evaluation of the merger ratio calculations performed by these advisors, the companies undertook negotiations and discussions, resulting in the merger ratio indicated above.

With regard to this merger ratio, each merging company has independently received an opinion stating that the merger ratio is appropriate, with DL receiving this opinion from Mitsubishi UFJ Securities Co., Ltd. and UFJCL receiving this opinion from Credit Suisse Securities (Japan) Limited.

However, this merger ratio is subject to change in the case that major changes arise in the various conditions that made up the basis for the calculations, through discussions to be held by the two merging companies.

3. Calculation methods and bases for calculation by independent third-party institutions

Mitsubishi UFJ Securities Co., Ltd. used a market price method and a capitalization method to determine valuations for DL and UFJCL and calculated a merger ratio proposal comprehensively, taking those results into account.

GMD Corporate Finance Limited used a market price method, a capitalization method to analyze indicators of the value of per share of DL and of UFJCL, with these forming the main basis for calculating the merger ratio. It then calculated a merger ratio proposal comprehensively, taking those results into account.

4. Number of shares to be newly issued as a result of the merger (planned)

23,338,474 shares of common stock

(4) Dividends from surplus

At its extraordinary shareholders' meeting expected to be convened in February 2007, UFJCL plans to propose, along with the agenda item of approval of the merger agreement, that instead of distributing year-end dividends at the conclusion of the fiscal year ending in March 2007, a dividend of 20 Japanese yen per share be distributed to all shareholders or pledgees who are listed or registered in the list of shareholders or the list of beneficial shareholders as of March 31, 2007.

(5) Overview of accounting procedures

It is expected that accounting procedures for this merger will employ the purchase method, with DL as the acquiring company. This will involve applying standards for accounting for business combinations (Business Accounting Council Statement of Opinion, "Accounting for Business Combinations," October 31, 2003) as well as corporate accounting standards and application guidelines related to standards for accounting for business separations, etc. (Guidance No. 10, "Guidance for Accounting Standard for Business Combinations and Business Separations," December 27, 2005). Means of handling goodwill will be announced as soon as they have been finalized.

(6) Effects expected from merger

1. Further enhancement of earning capacity

An integration of the know-how of these companies will enable the post-merger company to incorporate the superior aspects of each company, resulting in enhanced quality. This in turn will make possible a further increase in the strength of the merged company's products and services. In the business aspect, these companies have delivered several pioneering business approaches in areas such as web transactions, environment-related transactions, etc., and will continue to provide not only traditional business of lease companies like finance leases, installment transactions, and other similar things, but also advanced, innovative products and services, while staying committed to the quality of goods, such as various financial enterprises including property-related finance, factoring, PFI, syndicated loans, and personal finance business, etc. in the future, to make the reform of business models a reality.

A further heightening of earning capacity is also expected as the customer base expands and an enhanced and varied line of financial services is provided to customers both domestically and abroad.

2. Increased managerial efficiency

Through this integration, it will be possible for these companies to share their business capabilities, product strengths, credit assessment capabilities, risk management abilities, and know-how regarding various kinds of business, making possible the integration of their respective strengths, and thereby robust business development, from soon after the merger. Furthermore, the new company will be able to aim for the best possible setup with regard to locations, organization, systems, and other such features, enabling it to pursue efficient management.

3. Maximization of corporate value

By sharing their respective strengths, the companies intend to maximize corporate value by improving their competitiveness and generating synergistic effects at an early stage.

(7) Structural plan for promotion of the merger

To enable smooth and timely implementation of merger-related activities, an "Integration Preparation Committee" will be established.

3. Corporate Profile of the Companies

(1) Company Name	Diamond Lease Co. Ltd.	UFJ Central Leasing Co., Ltd.
(2) Main Business	Lease, Installment sales, Loan, and others	Lease, Installment sales, Loan, and others
(3) Date of Incorporation	April 12, 1971	March 29, 1969
(4) Location	3-1,Marunouchi 3-chome, Chiyoda-ku, Tokyo	24-15, Sakae 1-chome, Naka-ku, Nagoya
(5) Representative	President and CEO Naotaka Obata	President and CEO Kazuyoshi Tanaka
(6) Capital	16,440 million Yen	13,324 million Yen
(7) Total Number of Issued Shares	56,980,000 shares	23,345,200 shares
(8) Amount of Shareholders' Equity	130,187 million Yen (as of March 31, 2006 consolidated)	72,454 million Yen (as of March 31, 2006 consolidated)
(9) Total Assets	1,825,087 million Yen (as of March 31, 2006 consolidated)	1,349,077 million Yen (as of March 31, 2006 consolidated)
(10) Fiscal Year End	March 31	March 31
(11) Number of Employees	950 (as of March 31, 2006 consolidated)	1,163 (as of March 31, 2006 consolidated)
(12) Main Customers	Domestic and foreign private manufacturing and non-manufacturing companies, and others	Domestic and foreign private manufacturing and non-manufacturing companies, and others

(13) Principal Shareholders and Voting Right Ratio	Mitsubishi Corporation 15.19% Meiji Yasuda Life Insurance Company 5.45% The Bank of Tokyo-Mitsubishi UFJ, Ltd. 4.99% Mitsubishi UFJ Trust and Banking Corporation 4.99% Marunouchi Yorozu Corporation 4.35% (as of March 31, 2006)	The Mitsubishi UFJ Factors Limited 11.61% The Bank of Tokyo-Mitsubishi UFJ, Ltd. 11.16% Nagoya Railway Co., Ltd. 3.68% Japan Trustee Services Bank, Ltd. (Trust Account) 3.67% THE CHUKYO BANK, Ltd. 3.66% (as of March 31, 2006)
(14) Main Banks	The Bank of Tokyo-Mitsubishi UFJ, Ltd. and others	The Bank of Tokyo-Mitsubishi UFJ, Ltd. and others
(15) Relation of the Companies	Capital	Not applicable
	Personnel	Not applicable
	Trading	Nothing particular

(16) Business Results for the Most recent Three Fiscal Years and Forecasts for this Year (Consolidated)

(million yen)	March 2004 Results	March 2005 Results	March 2006 Results	March 2007 Fore-casts	March 2004 Results	March 2005 Results	March 2006 Results	March 2007 Fore-casts
Revenues	562,805	537,148	524,157	515,000	372,325	507,124	509,042	511,000
Operating Profit	24,971	29,735	28,816		10,041	16,080	18,698	
Recurring Profit	25,078	30,242	29,597	33,500	9,744	16,303	18,632	19,000
Net Profit	14,591	18,641	21,135	21,500	4,682	6,604	11,320	10,600
Net Profit Per Share (Yen)	255.12	326.23	370.03	377.50	270.55	331.26	491.24	454.19
Cash Dividends Per Share (Yen)	22.00	28.00	36.00	40.00	12.00	20.00	35.00	40.00
Shareholder's Equity Per Share (Yen)	1,562.70	1,850.60	2,284.75		1,808.42	2,130.30	3,103.75	

* The forecasted results of the fiscal year ending in March 2007 of DL were announced in the first quarterly results on July 28, 2006, and those of UFJCL were announced in the first quarterly results on July 27, 2006.

4. Post-merger profile

(1) Company name

Mitsubishi UFJ Lease & Finance Company Limited (Planned)

(2) Businesses

Lease, Installment sales, Loan, and others

(3) Head office

Marunouchi, Chiyoda-ku, Tokyo

In the corporate registration, the location of the new company's head office will be as indicated above. However, after the merger, the new company will conduct a portion of its head office operations at UFJCL's current head office location, to be called the "Nagoya Head Office," in order to facilitate more agile business development in the Chubu region. The new company will thus operate under a dual head office system.

(4) Representatives (planned)

Chairman and Representative Director:	Kazuyoshi Tanaka (currently President and CEO of UFJCL)
CEO and Representative Director:	Naotaka Obata (currently President and CEO of DL)

(5) Capital

To be announced after finalization

(6) Total assets

To be announced after finalization

(7) Fiscal Year End

March 31

(8) Effects on profit/loss

The business results, etc. expected after the merger will be announced after careful examination by the merging companies.

(9) Stock listing

Surviving entity DL will maintain its listing on the Tokyo Stock Exchange and also expects to apply for listing on the Nagoya Stock Exchange.

End of Document

END